SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: April 6, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐                 Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐                 No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..)
Enclosed:
News Release

April 5, 2010

Ivanhoe Mines adopts plan to protect shareholders’ rights
to be confirmed at annual general meeting May 7, 2010
VANCOUVER, CANADA — The Board of Directors of Ivanhoe Mines Ltd. announced today that it has adopted a shareholders’ rights plan (the Plan) to ensure the fair treatment of all Ivanhoe Mines shareholders during any takeover bid for Ivanhoe’s outstanding common shares, or other transaction that would involve a change of control.
The Plan is effective immediately, subject to confirmation through a vote of shareholders at the annual general and special meeting to be held in Vancouver May 7, 2010.
David Huberman, Ivanhoe Mines’ lead independent Director and Chair of the Corporate Governance Committee, said the Plan is consistent with the company’s objective of enhancing value for shareholders. “The Plan is structured along the same lines as other shareholders’ rights plans that have been adopted by a number of leading Canadian companies. It is not in response to any specific initiative by any particular company and is not intended to prevent takeover bids that treat Ivanhoe Mines shareholders fairly.”
The Plan will allow shareholders to properly evaluate and assess a takeover bid without facing undue pressure or coercion. The Plan provides Ivanhoe’s Board of Directors with additional time to consider any takeover bid and, if applicable, to explore alternative transactions that would maximize value for shareholders. It is intended to prevent any shareholders from increasing their holdings beyond 20% — or in the case of Executive Chairman Robert Friedland and Rio Tinto, beyond their current or contractually agreed levels — without making an offer to all other shareholders.
The Plan does not affect the rights of Rio Tinto to increase its present 22.4% interest in Ivanhoe Mines through the exercise of warrants, a convertible bond and secondary market purchases during the current, five-year standstill agreement between Ivanhoe and Rio Tinto that is in effect until October 27, 2011.
Under the terms of the Plan, any bid that meets certain criteria intended to protect the interests of all shareholders and is supported by the majority of all non-conflicted shareholders is deemed to be a Permitted Bid and does not trigger the Rights under the Plan.
Following the unanimous recommendation of Ivanhoe’s Corporate Governance Committee — whose members are all independent of the company’s management and its principal shareholders — the Board of Directors adopted the plan after determining that its provisions are in the best interests of Ivanhoe, its shareholders and other stakeholders. Ivanhoe’s financial advisers, Citigroup Global Markets Inc. and independent mining sector specialist Hatch Corporate Finance, were involved in the preparation of the Plan and agree that the Plan supports the Board’s commitment to value enhancement.
The Toronto Stock Exchange, the New York Stock Exchange and the NASDAQ Stock Market have accepted notice of the Plan, subject to, among other conditions, confirmation of the Plan by Ivanhoe’s shareholders.
The complete text of the Plan will be available for public viewing at the System for Electronic Document Analysis and Retrieval (SEDAR) via the Internet at www.sedar.com (http://www.sedar.com/DisplayProfile.do?lang=EN&issuerType=03&issuerNo=00002549), or upon request from Ivanhoe Mines.

About Ivanhoe Mines
Ivanhoe Mines is an international mining company with operations focused in the Asia Pacific region. Ivanhoe’s core assets include its world-scale, Oyu Tolgoi copper-gold mine development project in southern Mongolia.
Ivanhoe Mines’ other core assets are its 57% interest in Mongolian coal miner SouthGobi Energy Resources (SGQ:TSX & 1878:HK); an 81% interest in Ivanhoe Australia (IVA:ASX), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.331.9830
Website: www.ivanhoemines.com
Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A filed at www.SEDAR.com. The reader is cautioned not to place undue reliance on forward-looking information or statements. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future, unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: April 6, 2010	By:	/s Beverly A. Bartlett

BEVERLY A. BARTLETT
Vice President &
Corporate Secretary

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